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                               May 5, 2021

       Someit Sidhu
       Chief Executive Officer
       JATT Acquisition Corp.
       PO Box 309, Ugland House
       Grand Cayman, KY1-1104, Cayman Islands

                                                        Re: JATT Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 8,
2021
                                                            CIK No. 0001855644

       Dear Dr. Sidhu :

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Summary of Risk Factors, page 26

   1. In the last bullet point on page 27, we note that you have identified exclusive forum provisions in your
amended and restated memorandum and articles of association as a risk factor. Please describe
this provision in your risk factors section and in your description of securities section.
Disclose whether this provision applies to actions arising under the
                                                        Securities Act or
Exchange Act. In that regard, we note that Section 27 of the Exchange
                                                        Act creates exclusive
federal jurisdiction over all suits brought to enforce any duty or liability created by
the Exchange Act or the rules and regulations thereunder, and Section
                                                        22 of the Securities
Act creates concurrent jurisdiction for federal and state courts over all suits brought to
enforce any duty or liability created by the Securities Act or the rules and
 Someit Sidhu
JATT Acquisition Corp.
May 5, 2021
Page 2
         regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision. If this provision does not apply to actions arising under the Securities Act or
         Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange
         Act.
Risk Factors, page 28

2. Please add a risk factor describing the risk that the low acquisition cost of the founder shares creates an incentive whereby your officers and directors could potentially make a substantial profit even if you select an acquisition target that is unprofitable for public investors.
Risks Relating to Our Securities
Our warrant agreement will designate the courts of the State of New York, page
61

3. We note that the exclusive forum provision in your warrant agreement applies to actions arising under the Securities Act. Please ensure that the exclusive forum provision in the warrant agreement clearly states that it does not apply to actions arising under the
         Exchange Act, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. Certain Relationships and Related Party Transactions, page 115

4. Please disclose here and in your summary section the price per share and the aggregate cost of the 4,312,500 founder shares your sponsor purchased in March 2021.
Signatures, page 152

5. Please revise your signature block to indicate that it will be signed by at least a majority of the board of directors or persons performing similar functions. In addition, please have the registration statement signed by an authorized representative in the United States.
       You may contact Ben Phippen at 202-551-3697 or Michael Volley at 202-551-3437 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameSomeit Sidhu                                  Sincerely,
Comapany NameJATT Acquisition Corp.
                                                                Division of
Corporation Finance
May 5, 2021 Page 2                                              Office of
Finance
FirstName LastName